                                                                   EXHIBIT 20.4

                               ALLIED GROUP, INC.
                             ANNOUNCES BOARD ACTIONS

Des Moines, Iowa, May 5, 1998--ALLIED Group, Inc. (NYSE symbol GRP) today announced three actions by its Board of Directors. The first was an amendment to the pool administration provisions of the pooling agreement between the Company's property-casualty segment and ALLIED Mutual Insurance Company; the amendment was also approved by the Board of Directors of ALLIED Mutual. The second was the approval of a stock repurchase program. The third was declaring a second-quarter dividend of $0.13 per share that will be payable June 26, 1998 to stockholders of record on June 12, 1998.

The pooling agreement provides that pool participants cede to AMCO Insurance Company, the ALLIED Group, Inc. subsidiary named as pool administrator, premiums, losses, and certain expenses and assume from AMCO an amount of the pooled property-casualty business equal to their participation percentage (64% for the Company's property-casualty segment, 36% for ALLIED Mutual). Prior to the amendment, AMCO paid certain underwriting, unallocated loss settlement, and premium collection expenses for the pool participants and was reimbursed on a set percentage-of-premiums basis. Having AMCO assume the risk of expense volatility rewarded the Company if efficiencies were achieved and allowed ALLIED Mutual to benefit from a stable, predictable expense ratio.

As the Company's operations became more efficient, the difference between its expense ratio and ALLIED Mutual's widened. Recently, the gap began closing. The amended agreement accelerates movement toward convergence and eliminates any difference in expense ratios by 2001. The amendment is effective in 1998 and was filed on a Form 8-K with the SEC. The two Boards acted to phase out the difference in expense ratios so all parties to the pooling agreement would continue to qualify for a pooled rating from A.M. Best.

To estimate the impact on future earnings per share, Company management assumed third and fourth quarter 1998 earnings will be the same as first quarter's and calculated the effect of the amended agreement to be a $0.01 per share per quarter reduction. Using the same assumption and calculation, Company management estimated the amended agreement will reduce 1999 earnings by $0.04 per share each quarter.

The ALLIED Group, Inc. Board also approved a stock repurchase program to acquire up to 250,000 shares of Company common stock over the next twelve months. The repurchases will be made from time to time in compliance with Rule 10b-18 of the Securities Exchange Act of 1934. Completion of the program will depend on market conditions. The program is not a request or an offer for or in response to a tender offer or any other offer for Company shares. The Company may terminate the program at any time. As of April 30, 1998, the Company had 30.6 million shares of common stock outstanding.

At the 1998 ALLIED Group, Inc. Annual Meeting of Stockholders held today, three members were elected to the Board of Directors: James W. Callison, Richard O. Jacobson, and John P. Taylor. They will serve until the 2001 Annual Meeting.


The estimates of reductions in future earnings discussed in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (Reform Act). These forward-looking statements are made pursuant to the safe harbor provisions of the Reform Act. Investors are cautioned that there are important factors that could cause actual results to differ materially from those in these forward-looking statements. These factors include, but are not limited to, (1) heightened competition--particularly intensified price competition, (2) adverse state and federal legislation and regulations, (3) changes in interest rates causing a reduction of investment income, (4) general economic and business conditions that are less favorable than expected, (5) unanticipated changes in industry trends, (6) adequacy of loss reserves, (7) catastrophic events or the occurrence of a significant number of storms and wind and hail losses, and (8) other risks detailed from time to time in the Company's reports.

ALLIED Group, Inc. is a regional property-casualty insurance holding company specializing in personal lines. The Company's property-casualty subsidiaries use independent agencies, exclusive agencies, and direct response marketing in central and western states.